Exhibit 99.1

Stevanato Group S.p.A.

"Third Quarter 2023 Financial Results Conference Call"

Tuesday, October 31, 2023, 13:30 PM CET

Moderators:	Franco Stevanato, Executive Chairman
Franco Moro, Chief Executive Officer
Marco Dal Lago, Chief Financial Officer
Lisa Miles, Senior Vice President Investor Relations

Operator:

Good afternoon. This is the Chorus Call conference operator. Welcome and thank you for joining the Stevanato Group Third Quarter 2023 Financial Results Conference Call. As a reminder, all participants are in listen-only mode. After the presentation there will be an opportunity to ask questions. Should anyone need assistance during the conference call, they may signal an operator by pressing "*" and "0" on their telephone.

At this time, I would like to turn the conference over to Ms. Lisa Miles, Senior Vice President, Investor Relations. Please go ahead, madam.

Lisa Miles:

Good morning, and thank you for joining us. You can find a presentation to accompany today's results on the Investor Relations page of our website, which can be found under the Financial Results tab.

As a reminder, some statements being made today will be forward-looking in nature and are only predictions. Actual events and results may differ materially as a result of risks we face, including those discussed in Item 3D entitled Risk Factors in the company's most recent Annual Report on Form 20-F filed with the SEC.

Please take a moment to read our 'safe harbor' statement including in the front of today's presentation. We encourage you to review the information contained in our most recent SEC filings, including our latest Form 20-F filed on March 02, 2023. The company does not assume any obligation to revise or update these forward-looking statements to reflect subsequent events or circumstances, except as required by law.

Today's presentation may contain non-GAAP financial information. Management uses this information in its internal analyses of results and believes this information may be informative to investors in: gauging the quality of our financial performance; identifying trends in our results; and providing meaningful period-to-period comparisons. For a reconciliation of the non-GAAP measures, please see the company's most recent earnings press release.

I will now hand the call over to Franco Stevanato for opening remarks.

Franco Stevanato:

Thank you, Lisa. This morning we reported our third quarter results with double-digit revenue growth and an adjusted EBITDA margin of 27.5%, in line with our near-term financial targets. While third quarter revenue in the Engineering segment fell short of our expectations, largely due to the timing of revenue, we remain confident that we can achieve our full year guidance.

As we highlighted at our Capital Markets Day, the fundamentals of our business remain strong. For the last 50 years, our focus has been on delivering the highest-quality products to pharmaceutical customers worldwide.

Our unique value proposition of integrated end-to-end solutions has helped us become a leading partner of choice. We support customers through the entire drug life cycle from early-stage drug development through commercialization.

Our differentiated products embed science and technology to meet the most stringent standards that customers demand. We're currently benefiting from macro trends such as aging populations, the rise in biologics and biosimilars, and the shift towards the self-administration of medicine. We operate in growing end markets, particularly biologics, where we have built a leadership position in treatment areas such as GLP1, monoclonal antibodies, and mRNA applications. As previously disclosed, of the 2022 FDA approvals, we are present in 3 out of 4 of the potential blockbusters, all of which are biologics.

Biologics, which are mostly administered through injections, are delivering breakthrough results in patient care, but they tend to be costly and more challenging to manufacture due to their sensitive nature. These factors are driving demand for high-performing drug containment to ensure the integrity and stability of treatments delivered to patients. Moreover, the global pipeline of drugs in development is at record levels with more than 60% in injectable formats.

In summary, we believe that these positive trends position us well to capitalize on the many favorable secular tailwinds. We're focused on executing against our strategic priorities to deliver sustainable organic growth and build shareholder value.

Thank you. I will now hand the call over to Marco.

Marco Dal Lago:

Thanks, Franco. Before I begin, I want to clarify that all comparisons refer to the third quarter of 2022, unless otherwise specified.

Starting on Page 7. For the third quarter of 2023, revenue increased 11% to €271.4 million, and 13% on a constant-currency basis, driven by growth in both segments. While we achieved double-digit growth, this is below what we expected for the third quarter sales at the time of our Capital Markets Day. Since then, revenue tied to specific Engineering contracts has shifted to the right and we expect to recognize the revenue in the fourth quarter.

As a reminder, the Engineering business is project-based with revenue recognized on a cost-to-cost, percent of completion basis, and it can vary from quarter-to-quarter. The Engineering business is comprised of large, complex projects that have a long-life cycles from start to finish, typically 12 months to 24 months, depending on the nature of the project.

In the third quarter, there were a couple of dynamics at play. First, we've been experiencing strong demand for manufacturing lines and this demand has outpaced our expectation from a year ago. This is certainly positive for us, but at the same time, it is increasing the pressure on operations for timely delivery.

Secondly, the pandemic created volatility in supply chains and we're still working through a bottleneck of work in progress that resulted from the electronic component shortages last year.

This combination of strong demand and supply-chain volatility placed stress on our resources, resulting in certain projects experiencing delays and lower than expected marginality. We believe we are on the right path to better balance resources with demand, and Franco will discuss the initiatives we are taking under our efficiency plan.

The BDS segment performed in line with the assumptions embedded in our guidance. We continue to gain traction with our customers with the adoption of high-value solutions. In the third quarter, high-value solutions represented 32% of revenue compared with 30% for the same-period last year.

In the third quarter, revenue from COVID-19 decreased 84% and accounted for approximately 2% of revenue. Excluding revenue from

COVID-19, third quarter revenue increased approximately 25%. With our diversified portfolio, we've been successfully managing the roll-off and backfilling the revenue with new and expanding projects.

For the third quarter, gross profit margin was impacted by the lower marginality in the Engineering segment, the ongoing start-up of the new manufacturing plants, and higher depreciation. As a result, gross profit margin decreased 110 basis points to 30.5%.

As we continue to execute our strategic priorities, we are also closely managing our SG&A expenses as we grow the business. In the third quarter of 2023, operating profit margin was 18.8% and adjusted operating profit margin was 20%.

On the bottom line for the third quarter of 2023, net profit increased 4% to €37.9 million, and we delivered diluted earnings per share of €0.14. Adjusted net profit increased 6% to €40.1 million, and adjusted diluted earnings per share were €0.15. Adjusted EBITDA increased 13% to €74.7 million, and adjusted EBITDA margin was up 70 basis points to 27.5%.

Let's review new order intake, which increased 4% to approximately €256 million in the third quarter of 2023. We ended the quarter with a backlog of committed orders of approximately €924 million.

Moving to segment results on Page 8. For the third quarter, revenue from the Biopharmaceutical and Diagnostic Solutions segment increased 6% to €218.9 million, and 8% on a constant currency basis. Excluding revenue related to COVID-19, the BDS segment grew approximately 23%.

Revenue from high-value solutions increased 16% to €86.2 million, and revenue from other containment and delivery solutions was €132.8 million, consistent with the same period last year.

As expected, in the third quarter of 2023, margins in the BDS segment were tempered by a rise in start-up costs and higher depreciation. This was partially offset by a higher mix of high-value solutions. As a result, the segment delivered a gross profit margin of 32.7% and operating profit margin of 21.2%.

Revenue in the third quarter of 2023 from the Engineering segment increased 37% to €52.5 million, driven by growth in all business lines. This was lower than expected due to the timing of revenue on certain Engineering projects, and we expect to recognize the revenue in the fourth quarter.

For the third quarter of 2023, gross profit margin was 18.5%, and operating profit margin was 11.2%. The decrease in margins was mainly driven by lower marginality on specific projects in progress and to a lesser extent, a lower mix of after-sales activity.

On Page 9, at the end of the third quarter, we had net debt of €227.5 million, and cash and cash equivalents of €64.8 million. As expected, capital expenditures were €107.2 million in the third quarter, and we remain on track with the capacity expansion in high value solutions to meet customer demand for ready-to-use drug containment.

For the third quarter of 2023, cash flow from operating activities was €33.5 million, which reflects our current working capital needs to support organic growth. Cash used for the purchase of property, plant, and equipment, and intangible asset was €132.3 million, which resulted in negative free cash flow of €97.8 million.

Lastly, on Page 10, we are reiterating our full year 2023 guidance. We continue to expect revenue in the range of €1,085 million to €1,115 million. Adjusted EBITDA in the range of €291.8 million to €303.8 million, and adjusted diluted EPS in the range of €0.58 to €0.62.

Thank you. I will hand the call to Franco.

Franco Moro:

Thanks, Marco. Since we provided a full business update at our recent Capital Markets Day, I thought it might be helpful to spend some time focusing on a couple of demand dynamics we currently see within the segments.

Let's start with Engineering. The Engineering segment provides us with an important advantage and point of differentiation with our customers. As Marco noted, demand has picked up over the last year, particularly for vision inspection and assembly lines, mostly driven by the growth in biologics.

To satisfy demand, we are adding resources, enhancing technical capabilities to help drive digitalization, and implementing continuous process improvements to increase efficiency and cost optimization. Nevertheless, we expect that it will take some time to work through the current bottlenecks.

Turning to the BDS segment, which benefited from COVID-19 in 2021 and 2022. Coming into fiscal 2023, we faced a year-over-year revenue headwind of about €80 million. Despite this, the BDS segment is on-track for double-digit growth in 2023. However, I would like to point out some differences within 2 of the business lines in our BDS segment, as COVID-19 revenue winds down.

First, our core Drug Containment Solutions or DCS business has more than overcome the COVID-19 headwind. Demand remains robust, driven by the need for high-performance drug containment and the adoption of ready-to-use solutions. In the third quarter, our core DCS business grew about 10% compared with the same period last year. Excluding COVID-19, our drug containment business grew more than 25% in Q3. The data underpins the clear secular tailwinds that we discussed at our Capital Markets Day. Our investments in capacity expansion are designed to meet this demand.

Second, and as expected. Our In-Vitro Diagnostics business has been much slower to recover, coming out of COVID-19. We assumed this in our guidance at the beginning of the year. While we are starting to see some recovery with certain customers, we currently anticipate that the business will normalize over the next couple of quarters. Nevertheless, the In-Vitro Diagnostics business is a strategic foothold that we are leveraging to diversify and extend our core competencies into Drug Delivery System activities.

With our unique value proposition of integrated end-to-end solutions, we are bringing the full power of our capabilities to bear, and we are winning new business in the DDS space, both CDMO and proprietary. We currently expect that the revenue will begin to materialize from these new business opportunities sometime in the back half of 2025.

We also see a strong pipeline of future projects, complemented by opportunities on the Engineering side for assembly lines. With the growth in biologics and the trends towards the self-administration of medicine, this is a natural stepping stone to supporting customers with integrated platforms combining both drug containment and delivery solutions down the road.

In closing, we are maintaining our full year 2023 guidance, and we currently see positive long-term trends. We are operating in an environment of favorable demand, growing end markets, and multi-year secular drivers. We are working with our customers every day to support their needs across the entire drug life cycle.

We remain focused on operational excellence and a successful execution of our near-term strategic and operational priorities as we aim to: 1) complete our capacity expansion projects in the US and Italy, 2) grow the mix of high-value solutions, 3) invest in R&D to advance our premium primary packaging and drug delivery systems, and 4) build a multi-year pipeline of new opportunities by supporting our customers through scientific innovation to meet their evolving needs. These priorities are specifically designed to capitalize on market trends, to drive long-term sustainable organic growth and build shareholder value.

And with that, let's open it up for questions.

Q&A

Operator:

This is the Chorus Call conference operator. We will now begin the question and answer session. Anyone who wishes to ask a question may press "*" and "1" on their touchtone telephone. To remove yourself from the question queue, please press "*" and "2". Please pick up the receiver when asking questions. Anyone who has a question may press "*" and "1" at this time. We will pause for a moment as callers join the queue.

The first question is from Derik De Bruin of Bank of America. Please go ahead.

Derik de Bruin:

Hi, good morning, and thank you for taking my question. So I appreciate that the Engineering segment was below your expectations. But it…basically it was a little bit ahead of what the consensus estimates are looking for a while it was BDS that was below. Could you just talk a little bit about this in terms of just some of the seasonality that might be going on and the ramp in BDS from 3Q to 4Q? And also how much ES revenue got pushed into from 3Q to 4Q? Thank you. And I've got a follow-up.

Franco Moro :

I start…and very nice question, Derik. I start saying something about the situation, then Marco may compliment about the figures. Obviously, we have some ordering patterns from customers that normally drive some overweighting business in the second part of the year, but there's also the new capacity coming into play that is delivering more in a high-value solution.

And about your question on BDS, yes, we have some impact from the In-Vitro Diagnostic that is slower in recovery after COVID, but it's something that we embedded in our guidance early in the beginning of the year.

But also to reinforce the view about DCS where we are enjoying the very strong growth. If you look at the numbers, out of COVID, we are having 25% more in DCS business. So in term of seasonality, again there are things that are repetitive, but this is not completely new.

Marco Dal Lago:	Yes. And about the guidance, we are reiterating our guidance also by segment. We still expect double-digit organic growth in both segments and the expansion of high-value solution with a percentage between 32% to 34% on total revenue. So for the year, we are in line with our expectations.

Derik de Bruin:	Got it. And expectation on what got pushed from 3Q to 4Q on the ES side?

Franco Moro:

Yes, as commented, is mainly related to the Engineering side where some revenue shift from Q3 to Q4. You probably remember our long-term contracts from 12 months to 24 months are treated with a percent of completion method for revenue recognition, and they're based on a cost-to-cost progress. So matter of fact, we have been able to progress less in Q3 due to lower costs than expected. And this is something that will be recovered in Q4 with the cost occurrence.

Derik de Bruin:

Got it. And then just one final follow up. What's...on the backlog, what was the net new orders. The book-to-bill has been trending a little bit less than one, and just want to know how you're feeling about initial thoughts on...if any initial thoughts on how that will flow into 2024? Basically, you've got a...you are...there's a double-digit revenue growth expectation for the business for next year. Just want to know how the backlog is looking, net new orders, and sort of like any initial thoughts on how this will sort of like flow into revenues for 2024? Thank you.

Marco Dal Lago:

What I can tell you about the backlog, and then Franco will comment about 2024 is that, we have confidence in our guidance for 2023 because we are covered for about 97% of the center point of our guidance. And all the remaining portion of our €924 million backlog is associated to revenue that will be recognized in 2024. So this is the starting point, and I want to reiterate the message that this is not the only KPI we have for visibility of the future growth.

And about the future growth, we are reiterating also the message we delivered during our Capital Markets Day where we see on average low double-digit growth toward 2027.

Derik de Bruin:	Thank you.

Operator:	The next question is from Paul Knight of KeyBanc. Please go ahead.

Paul Knight:	Franco. Could you talk about capacity expansions? I know, Latina has opened, status of Indianapolis. And then, does the Engineering Segment need to expand capacity as well? Thank you.

Franco Moro:

Hi, Paul. Yes, I go through your questions. Starting from saying that we are on track on our capital expansion...our capital execution. Moving from Latina, Latina is close to generating the first commercial revenues in line with our expectation. I'm glad to say that we positively received also the first audit from certification bodies and customers. So we are very glad about the start-up of Latina. We are in the same trajectory in Fishers, where we expect to have commercial revenue generation mid of next year. But also in this case, we are supporting the start-up of both with local resources and also the staff moving from Italy to Fishers to help our new colleagues there. So we are very positive in the view about this big investment.

And you're right, we are also supporting our growth and our customer needs in Engineering, adding resources not only to overcome the temporary challenges we are facing, as Marco noted in his comments, but also to prepare the stage for the next step of growth, because the success of our technology in the market is higher than expected at IPO, and we are scaling up the rating as a supplier of high-end technology in visual inspection and assembly.

Paul Knight:	On the Engineering Segment, is this demand largely monoclonal antibody, or is there some GLP1 demand out there?

Franco Moro:

Yes, Biologics. Biologics is growing fast and Biologics is an area where auto-injectors and pen injectors play a major role, that is a good driver not only for assembly lines in devices, but also because in each of these devices there is a containment solution...high value containment solution that needs a visual inspection after filling. And most importantly, we have been asked for more production of high value solutions in cartridges and syringes. So overall, it's a very interesting area of our business and biologics is the most important driver.

Lisa Miles:	And Paul, just as a reminder, during our Capital Markets Day, we did outline that we are serving GLP1s with Engineering lines as well.

Paul Knight:	Okay, thanks.

Lisa Miles:	Sabrina, next question, please.

Operator:	The next question is from David Windley of Jefferies. Please go ahead

David Windley:

Hi, thanks. I wanted to come back to a couple of Derik's good questions. One, on the Engineering revenue push-out. The straightforward question is, could you please quantify the revenue amount you talked about cost-to-cost, as...but you know, if you would please quantify the revenue amount that got pushed out.

Franco Moro:	You mean that the shifting from Q3 to Q4?

David Windley:	Yes, please.

Marco Dal Lago:	Yes, it's about €5 million to €6 million.

David Windley:

Got it. Thank you. And then, Marco, you said in your prepared remarks you made a comment about managing SG&A costs closely. Both the sales and marketing and G&A lines were lower both in dollar and in ratio percentage than we were looking for. I wonder, on the point of managing those costs closely, do some of those costs need to come back? Was there some delay in spending given the lower revenue or are you managing to a more efficient you know, level of operation where you can sustain the lower levels that we're seeing in the third quarter?

Marco Dal Lago:

We are carefully managing, not postponing cost, obviously. So it's the second one. You can see we are well in line with our R&D expenditure. We are between 3.3% to 3.4% in the 9 months. So in line with our expectation. We are taking some cost in sales and marketing and G&A to manage efficiently our P&L.

David Windley:

Okay. And then last question for me. On the order book question, you said it's closer to your IPO period, we were still in the pandemic, lots of players were receiving orders that you know, where clients were looking further out into the future, willing to do that because of supply chain challenges, managing inventory, higher levels of demand, a lot of different reasons. And as a result of that, some of your backlog at that time would have lapped not only into the following year but into the year after that. So if I bring that forward to current, that would be out into fiscal 2025. Does your current committed order book include 2025 orders or has that kind of compressed from a forward visibility time frame standpoint in customers eyes? Hope that question makes sense.

Marco Dal Lago:

You're right, the ordering patterns, we experienced a change from the pandemic period to now and that is more similar to the pre-pandemic pattern. We have only a small piece of contracts related to the engineering that is going beyond end of 2024. But is related more to the nature of the contracts rather than the fact that customer are ordering 18 months in advance as it happened during the pandemic.

Franco Moro:

But David, also to say that it doesn't mean that our visibility into the future demand is shorter than in the past, because at the meantime, we are developing a forecast and a multi-year agreement with customers that maintain or enhance our visibility for the future. It is the pace of flow of a committed order, and the forecast into the order book that is changing, but the visibility is still big and also higher and deeper than in the past.

David Windley:	Understood. Thank you for those answers. Appreciate it.

Lisa Miles:	Thanks, Dave. Sabrina, next question, please.

Operator:	The next question is from Patrick Donnelly of Citi. Please go ahead.

Patrick Donnelly:

Hey, guys. Thank you for taking the questions. Franco, maybe one for you. As the quarter progressed, did you see any change in behavior from biopharma customers? Just given broad peer commentary around more cautious spend, maybe tighter inventory management from that customer base. Just curious what you saw, and if things changed at all as the quarter went, September/October, whatever it may be, it would be helpful just to kind of talk through the progression there?

Franco Moro:

I have to...well understood your question, please correct me if I'm not giving the right answer. But in term of the behavior of customers about orders in biologics, we see the tendency to secure the supply chain not only for the short term, but also for the long run. So we are engaged with the customers…important customers in planning our capacity according to their future needs. So the impact on Biologics because of the inventory built during pandemic is very minor, because you may recall that COVID-19 situation was over-weighted in vials and Biologics is mostly looking at cartridges and syringes, because also of the utilization of drug delivery devices. So the situation is normal in terms of the behavior of customers to commit to orders, but we see really high attention to secure the supply chain for the long run.

Patrick Donnelly:	Okay. So you didn't really see a change as the quarter progressed with biopharma customers maybe being a little more cautious. It was kind of status quo each month of the quarter.

Franco Moro:

I don't see big changes in this direction. The only message I can deliver is that, the need to get ready to meet customer demand in the coming years is a good reason to work together with customers, and they are very keen to have agreements with us for not only the short term but also much longer run.

Patrick Donnelly:

Okay. And then, Marco, maybe just as we think about you know both the ramp-up of plants, that Engineering revenue that you talked about, the push out coming back in 4Q. Maybe just how do we think about the margin profile in 4Q and the right jumping-off point for 2024, just given the moving pieces here? Thank you.

Marco Dal Lago:

Well, we are, let's say, confirming our margin for the BDS segment. We see the robust shift into a high-value solutions happening and we expect to increase our gross profit margin compared to last year in the BDS segment on an adjusted basis, excluding the non-recurring costs associated to the start-up.

In Engineering, we see a slight decline in the year compared to the previous one in gross profit margin. But as discussed with David, the other actions we are putting in place is cost management, especially in sales and marketing, and G&A that is playing favorably for the end of the year. So that's the reason why we are reiterating our guidance for 2023. With respect also to adjusted EBITDA and the EBITDA for the year.

Patrick Donnelly:	Okay, thank you.

Operator:	The next question is from Larry Solow of CJS Securities. Please go ahead.

Larry Solow:

Great. Good morning or good afternoon. Thanks for taking the questions. Just first question, you guys mentioned a nice improvement or you're seeing a good increase in demand in the vision inspection and assembly lines. And just talking through and coming out of the Capital Markets Day, your ability to leverage this Engineering segment. Are a lot of these customers who...where you've seen that demand for the machinery, are they customers as well on the BDS segment? Can you kind of just talk about that dynamic?

Franco Moro:

Yes, you're right. There are many customers that use our visual inspection system, or assembly lines that are also customers for containment solutions…and mostly high-value containment solutions. So the share of customers that we serve with more than with a single product line is increasing and is in line with our strategy to be a solution provider, because we believe that the integrated offering leveraging on the Engineering, provides benefits to customers in terms of shorter time to market, more simple supply chains for them, better management of projects, and at the end a reduction in their total cost of ownership. And the increased number of customers that use more than one single product from SG is increasing.

Larry Solow:

Got it. And just to clarify, you guys...I know you don't guide to the quarter and you certainly don't guide particularly to the quarter for the segment. So just an follow-up to a couple of questions asked earlier, I think by Derik on the...just on the BDS segment. So it sounds like that...those numbers were essentially in line with your expectations, the

€5 million or so shortfall is relative to the street and your internally was all on the Engineering piece, correct?

Marco Dal Lago:

Yes, that's correct. We are on our side reiterating the double-digit organic growth in BDS segment. And this is how we can see the picture for the entire fiscal year with a strong growth in high value solutions that are expected to represent between 32% to 34% on total revenue. So we are reiterating this. And as you said, we generally don't provide quarter-after-quarter guidance…quarterly guidance, and that is, our picture is still the same.

Larry Solow:

Got you. And that guidance obviously implies a pretty nice pickup in Q4. And I guess seasonally, the BDS segment normally does pick up significantly in Q4, I assume that dynamic comes into play this year as well. But...or does that supply chain…that supply and you are ramping capacity, I guess that's helping that trend even more. Any thoughts there?

Franco Moro:

But you already covered your question with the appropriate answer yourself. Because yes, it's a combination of new capacity coming online, specifically for high-value solutions that is more effective in term of revenues. At the same time, there is some repetitive pattern in term of ordering by customers that is driving this distribution of revenues along the year. But the increasing capacity is the most important driver, because we are having more capacity in high-value solutions.

Larry Solow:

Right. And then just last question, just on price, any color there? I imagine you've been getting a little bit more price this year, you probably increasingly over the last couple of years of inflation obviously gotten significantly more material. Your expectations as we go forward, do you continue to expect to get price and more in line with, I guess you know, what the inflationary pressures are?

Franco Moro:

Our approach about pricing is basically depending on value, with respect of the high value solutions is not just based on cost first of all. About inflationary pressure, you mentioned last year, we discussed many times the sudden increase in cost of utilities and other specific items. But the approach generally-speaking is the same, we are frequently recalculating our cost basis including inflation and price accordingly.

Larry Solow:	Great. Thank you. Appreciate the color.

Franco Moro:	Thank you.

Lisa Miles:	Thanks, Sabrina. Next question, please.

Operator:	The next question is from Jacob Johnson of Stephens. Please go ahead.

Mac:

Good morning, this is Mac on for Jacob. Just a couple of quick ones from me. You highlighted at your Investor Day that you're tied to roughly 70% of biopharma companies with new capacity and new product launches. Is there an opportunity for your win rate to be higher on new molecules coming to market? I know you mentioned the 3 out of 4 potential blockbusters, but just going forward like to get a potential mark there?

Franco Moro:

Yes, you're right in terms of what we delivered during Capital Markets Day. And yes, we are engaged with important blockbusters coming to the market in the short term and to have a bigger volume in the future. There is no change in this perspective. I wanted to stress the fact that we are talking about biologics in terms of the kind of molecules that come into the market. And the needs for biologics are perfectly matching our value proposition in a high-value solutions and a high-value containment solutions. But nothing different from what we deliver during the Capital Markets Day.

Mac:

Thank you. And also you talked a little bit about contracting at your Capital Markets Day as well. Just quickly, what did you learn from contracting during COVID when it becomes...when it comes to large demand projects? And how does this impact GLP1 contracts?

Franco Moro:

Obviously, I cannot talk about any specific therapeutic area. But generally speaking, when we discuss with customers, the opportunities in the long run we have a complex agreement that may imply different engagement of the customer including some support to CAPEX sometimes. So it's a case-by-case negotiation obviously, but the good starting point is the strong relationship we have and the fact that we can leverage on a long-lasting experience with this customer.

Mac:	Great. Thank you for taking my questions.

Lisa Miles:	Thank you. Sabrina, next question, please.

Operator:	The next question is from Matt Larew of William Blair. Please go ahead.

Analyst:	Hi, Samuel Martin [ph] on for Matt Larew. Just a few questions. So first and foremost building off of some of the questions that people asked about the contracts and structure there, [technical difficulty] spoke about a delay in revenue as a result of [technical difficulty] between what customers wanted and their ability to improve lead time. So [technical difficulty] customers already had for 2024 decided they would take it [technical difficulty].

Lisa Miles:

Sam, this is Lisa. I'm not sure...I don't believe you've dialed in on a web phone this morning. So we are having difficulty hearing you. We cannot hear your question really at all. So I'm going to ask Sabrina to go to the next question. If you could dial in on the web phone, I will send you the link immediately.

Operator:	The next question is from John Sourbeer of UBS. Please go ahead.

John Sourbeer:	Hi, thank you for taking the question. I'm actually dialed in. I just want to make sure you can hear me fine here?

Lisa Miles:	Yes, we can.

John Sourbeer:

Great. Franco, you know, appreciate the color on some of the sub-segment level on BDS. And just maybe on IVD, you know, would you be willing to quantify what the sizing of this is or what you're actually seeing on the non-COVID growth there within BDS?

Franco Moro:

John, we don't split the revenues to this level of detail, I can reinforce the message that in terms of value in the total revenue, it is representing a small part of revenues, even in the segment. And the message about our interest In-Vitro Diagnostics is linked to the strategic view, because we can leverage on expertise, skills and know how on how we apply for molecular diagnostic also in the drug delivery device space. So this level of synergy that drive the strategic attention in term of revenues, it represents a minor part of the business.

John Sourbeer:

Got it. And just to clarify, I guess you know, the comments on you know ordering patterns and backlog demand. But are there any areas where you're seeing destocking or restocking within customers in BDS?

Franco Moro:

I can repeat what we delivered in the past about the situation in vials and in consumables for the diagnostic services. But it's something that represents one part of a highly differentiated portfolio in our revenue. So we are impacted in a very limited way. And as you know, we have been able to compensate with the expansion in other therapeutic areas or product lines, overweighting the space for high-value solutions for biologics.

John Sourbeer:	I got it. So just to clarify on that, so I guess you know in Drug Containment Solutions you know there's not areas where you're seeing any customers destocking coming down?

Franco Moro:

No, it's the opposite. We have to execute properly our capacity expansion plans to meet their strong demand. It's the opposite. There is no this kind of situation you are referring to in the high-value solutions.

John Sourbeer:	Got it. Thank you for taking the questions.

Operator:	As a reminder, if you wish to register for a question, please press "*" and "1" on your telephone. Ms. Miles, gentlemen, there are no more questions registered at this time.

Lisa Miles:	Thank you everyone for joining us today for the Stevanato Group third quarter 2023 earnings call. We look forward to speaking with you in the future. Thank you.